UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

2020 Annual Report

Name of issuer:

Skywide Real Estate International LLC

Legal status of issuer:

Form:

Limited Liability Company

Jurisdiction of Incorporation/Organization:

Pennsylvania

Date of organization:

June 24, 2020

Physical address of issuer:

1939 Mifflin St. Philadelphia, Pennsylvania 19145, USA

Website of issuer:

https://www.skywideinternational.com

Name of intermediary through which the offering will be conducted:

Mr. Crowd

CIK number of intermediary:

0001666102

SEC file number of intermediary:

7-42

CRD number:

284278

Current number of employees:

2

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$76,520	$0
Cash & Cash Equivalents	$2,112	$0
Accounts Receivable:	$30,408	$0
Short-term Debt:	$0	$0
Long-term Debt:	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold:	$71,395	$0
Taxes Paid:	$0	$0
Net Income:	($75,380)	$0

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:
ALABAMA, ALASKA, ARIZONA, ARKANSAS, CALIFORNIA, COLORADO, CONNECTICUT, DELAWARE, DISTRICT OF COLUMBIA, FLORIDA, GEORGIA, HAWAII, IDAHO, ILLINOIS, INDIANA, IOWA, KANSAS, KENTUCKY, LOUISIANA, MAINE, MARYLAND, MASSACHUSETTS, MICHIGAN, MINNESOTA, MISSISSIPPI, MISSOURI, MONTANA, NEBRASKA, NEVADA, NEW HAMPSHIRE, NEW JERSEY, NEW MEXICO, NEW YORK, NORTH CAROLINA, NORTH DAKOTA, OHIO, OKLAHOMA, OREGON, PENNSYLVANIA, PUERTO RICO, RHODE ISLAND, SOUTH CAROLINA, SOUTH DAKOTA, TENNESSEE, TEXAS, UTAH, VERMONT, VIRGINIA, WASHINGTON, WEST VIRGINIA, WISCONSIN, WYOMING

Offering Statement

Important:
Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting, and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle. Funding Portal is only required to conduct limited due diligence on each Issuer and does not in any way give investment advice, provide analysis or recommendations regarding any offering posted on the Funding Portal. Past performance is not indicative of future performance. All investors should make their own determination of whether or not to make any investment in an offering, based on their own independent evaluation and analysis and after consulting with their financial, tax and investment advisors. Prior to making any investment, you will be required to demonstrate your understanding of the speculative nature of investing in such private securities. The securities offered on this Funding Portal can only be marketed in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence. You are strongly advised to consult your legal, tax and financial advisor before investing.

FORWARD-LOOKING STATEMENTS

This Form C contains many statements that are "forward-looking". You can identify these statements by the use of terms such as "believe," "anticipate," "expect," "estimate," "future," "intend," "may," "ought to," "plan," "should," "will," negatives of such terms or other similar statements. You should not place undue reliance on any of these forward-looking statements. Although we believe our assumptions in making these forward-looking statements are reasonable, our assumptions may prove to be incorrect and you are cautioned not to place undue reliance on such statements. The forward-looking statements in this Form C include, but are not limited to, statements relating to:

- our goals and strategies and our various measures to implement such strategies;
- our future business development, results of operations and financial condition;
- the expected growth of and changes in the real estate and properties market;
- projected revenues, profits, earnings and other estimated financial information;
- our ability to maintain strong relationships with our customers and business partners;
- our planned use of proceeds;
- our ability to protect our property rights; and
- government policies regarding the real estate and properties market.

The forward-looking statements included in this Form C are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of many factors, including but not limited to the following:

- competition in the real estate and properties market;

- growth of, and risks inherent in the real estate and properties market in the US and Pennsylvania;
- our ability to attract and retain qualified executives and personnel;

We undertake no obligation to publicly update or revise any forward-looking statements contained in this Form C, whether as a result of new information, future events or otherwise, except as required by law and the Regulation Crowdfunding. All forward-looking statements contained in this Form C are qualified by reference to this cautionary statement.

DEFINITIONS AND INTERPRETATION

In this Offering Statement the following words and expressions and abbreviations have the following meanings, unless the context otherwise requires:

"Affiliate" means with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common Control with, such Person and with respect to Skywide Real Estate International LLC shall include any joint venture in which Skywide Real Estate International LLC holds directly or indirectly a twenty percent (20%) or greater ownership interest.

"Business Day" means a day other than a Saturday, Sunday, federal, state or provincial holiday or other day on which commercial banks in New York City are authorized or required by law to close.

"Board" means the board of directors of Skywide Real Estate International LLC.

"Company " means Skywide Real Estate International LLC.

"Funding Portal " means the equity crowdfunding platform (https://www.MrCrowd.com) operated by Ksdaq Inc. and registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority.

"Investor" means any person who subscribes the Shares.

"Issuer" means Skywide Real Estate International LLC.

"Ksdaq" means Ksdaq Inc, the intermediary through which the Offering will be conducted:

"Mr. Crowd" means the name under which Ksdaq Inc. conducts its business.

"Offering" means the offering or selling of the Shares in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)).

"Purchaser" means any person who purchased the Shares.

"SEC" means the United States Securities and Exchange Commission.

"Shares" or **"Units"** mean the Class C Membership Units of Skywide Real Estate International LLC.

"Share Subscription Agreement" means the agreement between the Issuer and each Subscriber pursuant to which the Subscriber acquires the Shares.

"Subscriber" means any person who subscribes the Shares.

THE COMPANY

1. Name of issuer:
Skywide Real Estate International LLC

ELIGIBILITY

2. The issuer certifies that all of the following statements are true for the issuer:
- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?
The issuer certifies that neither the issuer nor any of its predecessors has previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

DIRECTORS AND OFFICERS

DIRECTORS

4. Information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Tianyuan Gu (Tim)   **Date of Board Service:** September 2020

Principal Occupation:
Chairman, Skywide Real Estate International LLC

Business Experience:
Tianyuan Gu (Tim) was born in China, and moved to the US when he was 15 years old. He has been an entrepreneur since starting his own copywriting company at the age of 18. Tim successfully sold the company during his 2nd year of college at the age of 20. During his third year, he founded his own digital marketing company, OP Commerce which as of today, still continues to generate 6 figure yearly income.

At age 22, Tim dropped out of college, and founded Education Insider, an educational consulting company targeted at Chinese international students looking to study in the U.S. Over the years, Education Insider has grown a client base in Washington, California, Pennsylvania, New York and Arizona; during which he began working with Jenkins in the Los Angeles area, hiring Jenkins to be his Branding officer. Today, Tim is the Co-Founder and CEO of another real estate company of property trading, development and property management. Tim has continued on to expand his own business experiences to now managing over a million dollar's worth of transactions during the past year in real estate.

Tim enjoys creating large projects and bringing them to the market. He is always excited about building various product and service lines, conditioning them to meet market demands, promoting the product or service through a variety of platforms, and making needed adjustments for them to evolve within the market.

Positions Held in the Past 3 Years:

Skywide Real Estate International
Chairman & Director
Jan 2019 – Present
Philadelphia, Pennsylvania, United States

Skywide Real Estate International, LLC is a Pennsylvania-based real estate investment and development company to explore real estate investment opportunities in the Pennsylvania region. Skywide's principal activities encompass property development, investment, serviced suite operation, property and project management. In long run, Skywide Real Estate International aims to acquire a portfolio of diversified properties, which includes properties strategically located in newly urbanized areas and suburban areas of large cities, and the center of medium-sized cities in Pennsylvania and other states of America.

Education Insider
Founder
Sep 2017 – Present
Greater Philadelphia Area

Tim launched this company to help international students transition smoothly into the next level of their US-based education and career. Education Insider's team works 1 on 1 with those looking to fine-tune and execute the best custom plan that has been designed with their future goals in mind. Education Insider provides high-level consulting and training to international students who are not familiar with the US education system and career path options along with preparing for future success in their respective industry.

OP Commerce
Owner
Sep 2016 – Present
Greater Philadelphia Area

Tim built an online e-commerce store customized a unique digital marketing strategy for the store's success. Much of this success stems from Tim's knowledge of how to build, develop, manage and fine-tune a website including design, content psychology, building backends of websites and tracking.

Name: Jenna Anderson   **Date of Board Service:** June 2020

Principal Occupation:
CEO, Skywide Real Estate International LLC

Business Experience:
Before starting Skywide Real Estate International, Jenna Anderson was a Leasing Specialist Team Lead for Post Brothers Apartments, representing multiple apartment communities throughout Philadelphia, PA including Presidential City (during a lease up), Rittenhouse Hill, Delmar Morris, Hamilton Court (student housing), the Piazza Apartments, Garden Court Apartments, Goldtex Apartments and the Duchess Apartments (North Jersey). Post Brothers is one of the most inspirational companies to call family. Post Brothers Apartments is Philadelphia's most active vertically integrated ownership, management, and real estate development firm, offering contemporary luxury residences throughout the metropolitan area. With modern loft spaces and high-rise apartments available in scenic Center City, historic Germantown, and Philadelphia's most desirable neighborhoods.

During her time at the company, Jenna led the leasing team in breaking records in leasing metrics for the company while outleasing the competition as she understands that leasing is the number one income generator for investors. At the same time, Jenna accumulated valuable experience in lease management strategy.

Jenna graduated from Temple University School of Tourism and Hospitality Management.

Positions Held in the Past 3 Years:



Leasing Specialist Team Lead
Post Brothers Apartments
May 2015 – Mar 2019 · 3 yrs 11 mos
Presidential City Apartments | Philadelphia PA

OFFICERS:

5. Information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Tianyuan Gu (Tim)   **Date of Board Service:** September 2020

Principal Occupation:
Chairman, Skywide Real Estate International LLC

Business Experience:
Tianyuan Gu (Tim) was born in China, and moved to the US when he was 15 years old. He has been an entrepreneur since starting his own copywriting company at the age of 18. Tim successfully sold the company during his 2nd year of college at the age of 20. During his third year, he founded his own digital marketing company, OP Commerce which as of today, still continues to generate 6 figure yearly income.

At age 22, Tim dropped out of college, and founded Education Insider, an educational consulting company targeted at Chinese international students looking to study in the U.S. Over the years, Education Insider has grown a client base in Washington, California, Pennsylvania, New York and Arizona; during which he began working with Jenkins in the Los Angeles area, hiring Jenkins to be his Branding officer. Today, Tim is the Co-Founder and CEO of another real estate company of property trading, development and property management. Tim has continued on to expand his own business experiences to now managing over a million dollar's worth of transactions during the past year in real estate.

Tim enjoys creating large projects and bringing them to the market. He is always excited about building various product and service lines, conditioning them to meet market demands, promoting the product or service through a variety of platforms, and making needed adjustments for them to evolve within the market.

Positions Held in the Past 3 Years:

Skywide Real Estate International
Chairman & Director
Jan 2019 – Present
Philadelphia, Pennsylvania, United States

Skywide Real Estate International, LLC is a Pennsylvania-based real estate investment and development company to explore real estate investment opportunities in the Pennsylvania region. Skywide's principal activities encompass property development, investment, serviced suite operation, property and project management. In long run, Skywide Real Estate International aims to acquire a portfolio of diversified properties, which includes properties strategically located in newly urbanized areas and suburban areas of large cities, and the center of medium-sized cities in Pennsylvania and other states of America.

Education Insider
Founder
Sep 2017 – Present
Greater Philadelphia Area

Tim launched this company to help international students transition smoothly into the next level of their US-based education and career. Education Insider's team works 1 on 1 with those looking to fine-tune and execute the best custom plan that has been designed with their future goals in mind. Education Insider provides high-level consulting and training to international students who are not familiar with the US education system and career path options along with preparing for future success in their respective industry.

OP Commerce
Owner
Sep 2016 – Present
Greater Philadelphia Area

Tim built an online e-commerce store customized a unique digital marketing strategy for the store's success. Much of this success stems from Tim's knowledge of how to build, develop, manage and fine-tune a website including design, content psychology, building backends of websites and tracking.

Name: Jenna Anderson   **Date of Service:** June 2020

Principal Occupation:
CEO, Skywide Real Estate International LLC

Business Experience:
Before starting Skywide Real Estate International, Jenna Anderson was a Leasing Specialist Team Lead for Post Brothers Apartments, representing multiple apartment communities throughout Philadelphia, PA including Presidential City (during a lease up), Rittenhouse Hill, Delmar Morris, Hamilton Court (student housing), the Piazza Apartments, Garden Court Apartments, Goldtex Apartments and the Duchess Apartments (North Jersey). Post Brothers is one of the most inspirational companies to call family. Post Brothers Apartments is Philadelphia's most active vertically integrated ownership, management, and real estate development firm, offering contemporary luxury residences throughout the metropolitan area. With modern loft spaces and high-rise apartments available in scenic Center City, historic Germantown, and Philadelphia's most desirable neighborhoods.

During her time at the company, Jenna led the leasing team in breaking records in leasing metrics for the company while outleasing the competition as she understands that leasing is the number one income generator for investors. At the same time, Jenna accumulated valuable experience in lease management strategy.

Jenna graduated from Temple University School of Tourism and Hospitality Management.

Positions Held in the Past 3 Years:



Leasing Specialist Team Lead
Post Brothers Apartments
May 2015 – Mar 2019 · 3 yrs 11 mos
Presidential City Apartments | Philadelphia PA

PRINCIPAL SECURITY HOLDERS

6. The name and ownership level of each person, as of the most recent practicable date,* who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering**
Tianyuan Gu (Tim)	550 Class A Membership Units	100%

* The issuer certified that the above information is provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

** To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangements, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. The business of the issuer and the anticipated business plan of the issuer.

Please refer to *Appendix A - Business and Anticipated Business Plan.*

RISK FACTORS

8. The material factors that make an investment in the issuer speculative or risky:

Please refer to *Appendix B - Risk Factors.*

17. What securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Class A Membership Units	100,000	550	YES	NO
Class B Membership Units	100,000	907	NO	NO
Class C Membership Units	100,000	0	NO	NO
Class D Membership Units	1,500	1,020	NO	NO

24. Describe the material terms of any indebtedness of the issuer:
N/A

25. What other exempt offerings has the issuer conducted within the past three years?

Date of the Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds	Status
July 15, 2020	Reg CF	Class B Membership Units	$57,000	Acquiring property ($46,194.19)	Finished
Sept 11, 2020	Reg CF	Class C Membership Units	$0	-	Withdrawn
Oct 17, 2020	Reg CF	Class D Membership Units	$32,400	Construction and acquisition costs through a loan to an affiliated company ($30,408) **	Finished
Dec 31, 2020	Reg CF	Class C Membership Units	$43,700*	-	Ongoing

*   As of April 29, 2021, $43,700 was sold.
** For details please refer to Q26 and Results of Operation in 2020.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

     a. any director or officer of the issuer;

     b. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

     c. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

     d. any immediate family member of any of the foregoing persons.

In 2020 December, Skywide Real Estate International LLC and 1852 McClellan St. LLC jointly invested in a real estate project in McKean St Philadelphia, PA. The Company contributed $30,408, through a loan agreement to 1852 McClellan St. LLC. 1852 McClellan St. LLC is 100% owned by Tianyuan Gu, the Chairman and majority owner of Skywide Real Estate International LLC.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

The Company was incorporated on June 24, 2020 and has been operating since then.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this Form C. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Form C, particularly in "Risk Factors."

IMPORTANT: THE FOLLOWING FINANCIAL FIGURES ARE UNAUDITED

Results of Operation in 2020

Skywide Real Estate International, LLC is a Pennsylvania-based real estate investment and development company to explore real estate investment opportunities in the Pennsylvania region. Skywide's principal activities encompass property development, investment, serviced suite operation, property and project management. In the long run, we aim to acquire a portfolio of diversified properties, which includes properties strategically located in newly urbanized areas and suburban areas of large cities, and the center of medium-sized cities in Pennsylvania and other states of America.

Class B Offering

In August 2020, we successfully raised $57,000 in our offering of Class B Units. We acquired a real estate property in Folsom St Philadelphia, PA 19139. We finished the reconstruction and renovation works in December 2020 and we plan to sell the property in the second quarter of 2021. But since the reselling property may take another 2-3 months. In order to let our investors immediately cash out from the investment, the Company offered a repurchase of investor's Class B membership units at a price of $112.97. This is equivalent to a return of **12.97%** in about **8 months.**

Class D Offering

In December 2020 we raised $32,400 in our offering of Class D Units. We have invested in a real estate project located at McKean St Philadelphia, PA. The expected return of this project is 12.09% in 8 to 11 months. Since the amount raised is lower than the capital needed for the project, we invested jointly with 1852 McClellan St. LLC in the project. We contributed $30,408 through a loan agreement to 1852 McClellan St. LLC and 1852 McClellan St. LLC provided the remaining capital needed in the project. 1852 McClellan St. LLC is 100% owned by Tianyuan Gu, the Chairman and majority owner of Skywide Real Estate International LLC.

Class C Offering

In December 2020 we launched another Regulation Crowdfunding offering for our Class C Units. As of April 29, 2021, $43,700 is committed. The target property is located at Beulah St, Philadelphia and the project is expected to offer investors an expected return of 12.68% in 8-11 months.

Investors' participation in our offerings highlights their confidence in US Real Estates and sets the benchmark for the investor community in real estates crowdfunding.

Revenues, Operating Expenses and Net Income

As of December 31, 2020, we didn't record any revenues.

As of December 31, 2020, our cost of goods sold is $71,395, which was due to construction costs of develop-for-sale properties, aka the property located at Folsom St Philadelphia, PA.

As of December 31, 2020, we had total operating expenses of $3,985, which consisted of bank charges, insurance and trash removal expenses.

As of December 31, 2020, our net loss was $75,380.

Cash flows

As of December 31, 2020, the cash flow used in operating activities was $105,788, which was due to our accounting net loss and increase in loan receivable.

As of December 31, 2020, the cash flow used in investing activities was $44,000, which was mainly due to the purchase of property located at Folsom St Philadelphia.

As of December 31, 2020, the cash flow generated by financing activities was $151,900, which was equal to the issuance of Voting and Non-voting Membership Units. (For details of the issuance please refer to 2020 STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY in Appendix D)

Our historical results and cash flows are not representative of what investors should expect in the future.

Liquidity and Capital Resources

Our principal sources of liquidity are our cash and cash equivalents and cash generated from operations. Cash and cash equivalents consist primarily of cash on deposit with banks. As of December 31, 2020, the Company had cash and cash equivalents equal to $2,112.

As of December 31, 2020, the Company does not have any liabilities, material indebtedness nor any contingent liabilities.

Discussion of our financial milestones and operational, liquidity and challenges

In 2020, we have successfully raised $89,400 through two Regulation Offerings and the other one is expected to be closed on April 30, 2021 (with $43,700 has been committed as of April 29, 2021). We have enough liquidity on our balance sheet to fund our operation, future acquisition of real estate properties and ongoing business developments.

We may raise additional funds through public or private equity offerings or debt financings, but there can be no assurance that we will be able to do so on acceptable terms or at all.

New business developments or other unforeseen events may occur, resulting in the need to raise additional funds. There can be no assurances regarding the Company's business prospects with respect to any other opportunity. Any other development would require us to obtain additional financing.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Please refer to *Appendix D - Financial Statements and Review Report.*

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

       (i) in connection with the purchase or sale of any security?
       No.

       (ii) involving the making of any false filing with the Commission?
       No.

       (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
       No.

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

       (i) in connection with the purchase or sale of any security?
       No.

       (ii) involving the making of any false filing with the Commission?
       No.

       (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
       No.

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or

officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:
(A) association with an entity regulated by such commission, authority, agency or officer?
No.

(B) engaging in the business of securities, insurance or banking?
No.

(C) engaging in savings association or credit union activities?
No.

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?
No.

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
No.

(ii) places limitations on the activities, functions or operations of such person?
No.

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock?
No.

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
No.

(ii) Section 5 of the Securities Act?
No.

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
No.

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
No.

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
No.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:
   a. **any other material information presented to investors; and**
   b. **such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

N/A

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at: https://skywideinternational.com/investors

The issuer must continue to comply with the ongoing reporting requirements until:
   a.   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

   b.   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

   c.   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

   d.   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

   e.   the issuer liquidates or dissolves its business in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Tianyuan Gu

_____

[Signature Code: ypTM69j67msDANlc9jQHgLUDqq7764lepmjl6FkYpMzyQJcegzqf0WTMqxZ50c23CpkgGqHeCW58gHe8_K1jXrwIBILi_h-YbPSOBO9fpRo]

Skywide Real Estate International LLC

Tianyuan Gu

Chairman

Date: 30 Apr 2021

Appendix A - BUSINESS AND ANTICIPATED BUSINESS PLAN

Executive Summary

Skywide Real Estate International, LLC is a Pennsylvania-based real estate investment and development company to explore real estate investment opportunities in the Pennsylvania region. Skywide's principal activities encompass property development, investment, serviced suite operation, property and project management. In the long run, we aim to acquire a portfolio of diversified properties, which includes properties strategically located in newly urbanized areas and suburban areas of large cities, and the center of medium-sized cities in Pennsylvania and other states of America.

Our Business



Property Investment - Our goal is to achieve a diverse property portfolio located in newly urbanized areas and suburban areas of cities in Pennsylvania and other states of America.



Property Development - Vertically integrated, enabling us to incorporate all phases of the process in order to control the development costs, scheduling and quality of our projects



Property Management - Our customer-focused approach to property management is rooted in our professionalism, experience, expertise and long-term outlook

Mission and Values

Skywide Real Estate International, LLC plans to a build property portfolio across the State of Pennsylvania and the US. Adhering to our core values of integrity, long-term focus and quality, we aim to create sustained value by developing and managing projects that serve as focal points of the surrounding urban areas.

About Skywide Real Estate International

Skywide Real Estate International, LLC is a Pennsylvania-based real estate investment and development company to explore real estate investment opportunities in the Pennsylvania region. Skywide's principal activities encompass property development, investment, serviced suite operation, property and project management. In the long run, we aim to acquire a portfolio of diversified properties, which includes properties strategically located in newly urbanized

areas and suburban areas of large cities, and the center of medium-sized cities in Pennsylvania and other states of America.

Case Study: Class C Membership Units Offering:

In this offering we are going to acquire a property in S Beulah St, Philadelphia, PA. (3 Beds, 1 Bath, 1,260 Sq)

Offering Terms	**Unit Price**	**Number of Units**	
Retail Investors, Management & Partners	$100	400	
Shareholdings	**Number of Units**	**Percentage**	**Projected Profit**
Management & Partners	330	45.19%	$4,183
Retail Investors	400	54.81%	$5,074
Total	730	100.00%	
Expected Profit Per Unit	$12.7		
Return in 8-11 months for Retail Investors	12.68%		

** The above figures are estimates only, which are not based on actual investment results and are not guaranteed of future results. The above information provided is a summary only. Please review the full offering documents (Form C) for a full description of the offering, valuations and risk factors.*

Property Location

S Beulah St, Philadelphia, PA.



S Beulah St,
Philadelphia, PA.
Geno's Steaks
Pat's King of Steaks
Fine Wine & Good Spirits
Philadelphia Police
Bell's Bike Shop
Triangle Tavern
ACME Markets
CVS
Essen Bakery
United States Postal Service
Urban Jungle
Primal Supply Meats
Rival Bros Coffee Bar
Messina Club
Grumpy's Tavern
Bicimundo
Great Wall Chinese
Rite Aid
Cosmi's Deli
Termini Bros Bakery
Kirkbride School
Paisa Supermarket
Varallo Brothers Bakery
Tamalex
First Oriental Market
Vare-Washington Elementary School
Sacks Playground
Taco Loco
Gold Star Park
Eglin's Garage
Awesome Dudes Printing
Quaker Window Company Commercial...
Advanced Skin Care Solutions
Greater Philadelphia Health Action
Food Market
Khmer Market
Companion Pet Hospital
Milk + Sugar Sweets Truck
Rogers Funeral
Grindcore House
Wharton St
Tasker St
Federal St
Latona St
Manton St
Sears St
Earp St
Wilder St
Dickinson St
Cross St
Fernon St
Mountain St
Greenwich St
Titan St
Gerritt St
S 11th St
S 10th St
S 9th St
S 8th St
S 7th St
S 6th St
S 5th St
S 4th St

Reason to Invest

In the past, investors often had to buy properties directly if they wanted to invest in real estate. However, direct investment in real estate investment not only needs a larger amount of capital, but also needs to involve in daily property management affairs which could be cumbersome. The investment threshold for this real estate crowdfunding project is relatively low and is managed by a professional team.

The profit of this project is from the acquisition, renovation and reselling of a property located at S Beulah St, Philadelphia, PA. Upon sale, 100% of the profit will be distributed to shareholders.

- This offering opens up to investor a chance to invest in a property-redevelopment project
- Reconstruct, renovate and re-sell in 8-11 months
- Expected return in 8-11 months is 12.68%





Business Strategies

Skywide Real Estate is steadfast in its aim to maximize shareholders' value through the long-term sustainable growth of its property business as its core operations, we will implement the following business strategies to exploit its potential and create new growth:

- **Focus on the core markets:** Skywide Real Estate will continue to focus on its core markets and seek to further solidify its business continuity in Pennsylvania and USA real estate markets, taking into account the operating conditions and tailoring the schedules of business development accordingly.

- **Enhance recurring income from investment properties:** Skywide Real Estate will evaluate and strategically adjust its mix of properties for sale and investment from time to time. It will continue to expand and enhance its existing investment property portfolio to complement the cash flow from sales of properties, while optimizing its tenant base to improve recurring income and capture the long-term capital appreciation potential of its properties.

- **Maintain a disciplined financial policy:** We will seek to maintain strong liquidity to capitalize on acquisition and investment opportunities as they arise through adhering to a disciplined financial management policy of maintaining a healthy debt ratio. Skywide will exercise financial prudence in its capital commitments and deploy its capital resources efficiently to position itself for future growth.



Project Costs

Purchase Price	$145,000
Closing Fees + Taxes + Homeowner Insurance	$8,500
Legal fee + Appraisal	$1,500
Construction Cost	$95,000
Crowdfunding Fee	$1,750
Other Fees	$6,500
Interest	$26,355
Down Payment For Construction	$10,000
Listing Agent + Transfer Fee	$24,375
Total	$318,980

Financing

Management	$32,980
Crowdfunding	$35,000
Loan	$251,000
Total	$318,980

Projections

Projected Reselling Price (8-11 months)	$325,000
Down Payment For Construction Refund	$10,000
Total expenses	$318,980
Other Expenses	$3,000
Profit Before Management Fee	$13,020
Mangement Fee	$1,302
Profit Before Tax	$11,718
Tax	$2,461
Net Profit	**$9,257**

Assume $35,000 is raised

The Philadelphia Real Estate Market Landscape

Philadelphia has been one of the top choices for investing in real estate and rental properties. Philadelphia is the fifth most populous city in the US, and its vibrant economy focused primarily on IT, services, and education makes millennials consider it a great place to jump-start their career. Philadelphia house prices grew 39% in the past 5 years (2015 - 2020) and without any major corrections.



Source: *zillow.com*

The Philadelphia House Prices Outperform U.S. Average

Philadelphia house prices outperform U.S. nationwide average house prices. From 2000 to 2020, Philadelphia investment property has appreciated a total of 157% while U.S. National home prices grew 112%.



Source: *Drexel University, Lindy Institute for Urban Innovation*

Period	Philadelphia	USA
5-Year	**39%**	**27%**
10-Year	**157%**	**50%**
20-Year	**157%**	**112%**

Source: *Federal Reserve Bank of St. Louis*

Track Record

2019

Before the organization of Skywide Real Estate International, our team has acquired and developed a real estate project located at *431 Mifflin St, Philadelphia, PA.*

Property Price	**$180,000**
Renovation & Construction	**$90,000**
Other Costs	**$30,000**
Total Cost	**$300,000**

Price Sold after 9 months	**$362,500**
Net Profit	**$62,500**
Rate of Return	**20.83%**

Before Renovation:



After Renovation:

2020 Class B Offering

In August 2020, we successfully raised $57,000 in our offering of Class B Units. We acquired a real estate property in Folsom St Philadelphia, PA 19139. We finished the reconstruction and renovation works in December 2020 and we plan to sell the property in the second quarter of 2021. But since the reselling property may take another 2-3 months. In order to let our investors immediately cash out from the investment, the management would like to offer a complete repurchase of investor's Class B membership units at a return of **12.97%**. This is equivalent to a return of **12.97%** in about **8 months.**



2020 Class D Offering

We successfully raised $32,400 in our offering of our Class D Units and we are in the process of acquiring a McKean St Philadelphia, PA. The expected return of this project to investors of Class D Units is 12.09% in 8-11 months.

Outlook

The US residential property market continued to consolidate as a result of coronavirus. Buyer's sentiment and property activities are expected to improve following the reopening of the economy and on hopes for the development of vaccines against coronavirus. We place a major focus on the property business which accounts for a large proportion of our operations, and consider New Jersey and Pennsylvania as our key markets. Skywide strives to expand by seizing suitable business opportunities with good potential, capitalizing our experience in different business areas including investment, operation, finance and risk management. Investments are made in the interests of our shareholders as a whole who will ultimately benefit from the profit gained from our investments by way of dividend distribution. Given the rapidly changing economic landscape, which is filled with uncertainties, we will be mindful of evolving trends in economic developments and will continue to manage our businesses with prudence.

Appendix B - RISK FACTORS

The Company's businesses, financial condition, results of operations and growth prospects may be affected by risks and uncertainties directly or indirectly pertaining to the Company's businesses. The risk factors set out below are those that could result in the Company's businesses, financial condition, results of operations or growth prospects differing materially from expected results. Such factors are by no means exhaustive or comprehensive, and there may be other risks in addition to those shown below which are not known to the Company or which may not be material now but could turn out to be material in the future. In addition, this Offering Statement does not constitute a recommendation or advice to invest in the securities issued in this offering and investors are advised to make their own judgment or consult their own investment advisors before making any investment in the securities offered in this offering.

RISKS RELATING TO OUR BUSINESS

Outbreak of coronavirus disease
The recent outbreak of coronavirus disease (COVID-19) in the US, including Pennsylvania, the place of businesses at which the Company operates, has a significant adverse impact on the economy due to the community standstill, disruption of business activities, and weakened sentiment. As the situation of the disease is still evolving, the heightened uncertainties surrounding the pandemic may pose a negative impact on the property market, which would adversely affect the Company's businesses, financial conditions, results of operations or growth prospects. There can be no assurance that there will not be another significant outbreak of a severe communicable disease, and if such an outbreak were to occur, it may have an impact on the operations of the Company and its results of operations may suffer.

We may not be able to acquire the properties listed in our business plan, identify any properties for replacement properties that meet our criteria
Concurrently with the closing of this offering, we plan to use net proceeds from this offering and new debt financing to acquire seven properties in Philadelphia, Pennsylvania listed in our business plan. We cannot guarantee we can acquire any of these properties because we did not enter into any written agreements with the seller and if we fail to acquire the properties or only acquire part of them, we may need to identify other properties for replacement that meet our criteria. Further, even if we enter into agreements for the acquisition of properties, these agreements are typically subject to customary conditions to closing, including the satisfactory completion of our due diligence investigations and we may be unable to finance the acquisition on favorable terms or at all. If we are unable to finance property acquisitions or acquire properties on favorable terms, or at all, our financial condition, results of operations could be adversely affected.

Our business and results of operations are affected by the performance of the property market in Pennsylvania and the US
Our investment properties will be located in Pennsylvania and it is our principal property investment strategy to remain focused on the Pennsylvania property market. Our business and prospects therefore depend principally on the performance of the property market in Pennsylvania and in the US. Any downturn in Pennsylvania and the US real estate market may therefore adversely affect our performance. We cannot assure you that the demand for properties in Pennsylvania and

the US will continue to grow, or will grow at all. Our financial position and results of operations may be influenced by fluctuations of supply and demand in the property market.

We are dependent on rental income from our investment properties
We are dependent on rental income generated from our investment properties. We are subject to risks incidental to the leasing of residential properties including, amongst other things, changes in market rental levels, competition for tenants and inability to collect rent from tenants, or the failure of tenants to pay fees and charges (e.g. management fees and utilities charges) for which they are responsible under the terms of the tenancy agreement, but which the Company as the registered owner of the relevant property, is liable for under the terms of the deed of mutual covenant and as named account holders with utility companies. We may also face risks in connection with the ability to renew leases with tenants on terms acceptable to us, or at all, upon the expiration of the existing terms as this may be influenced by the demand for and supply of properties in the Pennsylvania property market which may have significant fluctuation historically. Any downturn in the rental market residential properties may negatively affect the demand for our rental properties and consequently their occupancy rate, and therefore the amount of rental income we earn. We cannot guarantee such downturn will not happen in the future and if it does, this may have a material adverse effect on our business, results of operations and financial position.

Rising construction costs and delayed construction schedule
There exist general risks inherent in property investment and in the ownership of properties, including rising construction costs, financing not available on favourable terms, construction not completed on schedule or within budget especially as well as the escalation of material prices. These factors, if occurring in certain circumstances, can result in a material adverse effect on our business, results of operations and financial position.

Properties held for rental purposes will need to be renovated, repaired and re-let on a periodic basis
Properties held for rental purposes will need to be renovated, repaired and re-let on a periodic basis and thus we may not able to renew existing leases which would adversely affect our financial condition and results of operations.

Environmental laws and regulations
Property and real estate market conditions are subject to changes in environmental laws and regulations and zoning laws and governmental rules. We are required to make capital and other expenditures in order to comply with these laws and regulations. However, the requirements of these laws and regulations are complex, change frequently, and could become more stringent in the future. It is possible that these requirements will change or that liabilities will arise in the future in a manner that could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to obtain adequate funding or capital on commercially favorable terms for land acquisitions or property developments
Real estate investment and development is capital intensive. Our property projects are generally funded through cash generated from operations, bank loans, proceeds from securities offerings. We

expect to continue to fund our projects through these sources. However, we cannot assure you that such funds will be sufficient or that any additional financing can be obtained on satisfactory or commercially reasonable terms, or at all. Our ability to procure adequate financing for property acquisition and development depends on many factors that are beyond our control.

We are subject to certain restrictive covenants and certain risks associated with debt financing which may limit or otherwise adversely affect our operations
We are subject to certain restrictive covenants contained in the terms of loans entered into between our Company and certain banks or other financial institutions. For our properties under mortgage, our entering into of tenancy agreements could be subject to the relevant financing bank's consent. The terms of the mortgage or consent letter issued by the mortgagee bank may in turn impose restrictions as to, for example, the rental rate and duration of tenancy of those properties. We cannot guarantee that we will be able to obtain consents from the relevant financing banks to lease our properties that are subject to mortgage, and even if any such consent is granted, we cannot ensure it does not impose restrictions adverse to our interests.

We may not be able to generate adequate returns on our properties which are held for longterm investment purposes
Our properties are generally held for long-term investment which is subject to varying degrees of risks. The investment returns available from our properties depend, to a large extent, on the amount of capital appreciation generated, income earned from the rental of the relevant properties as well as the expenses incurred. Maximizing yields from properties held for long-term investment also depends to a large extent on active ongoing management and maintenance of the properties. The ability to dispose of investment properties eventually will also depend on market conditions, which may be subject to significant fluctuation. The revenue derived from investment properties and the value of property investments may be adversely affected by a number of factors, including but not limited to changes in rental levels of comparable properties, the inability to collect rent from tenants and the cost resulting from periodic maintenance, repair and re-letting. If our property investment business is unable to generate adequate returns, our business, financial condition results of operations and prospects may be adversely affected.

Impact of state and federal regulations
State and federal regulations could have a material impact on our businesses, financial conditions, results of operations or growth prospects. The Company's business is exposed to different and changing political, social, legal, tax, regulatory and environmental requirements at the state or federal level. Further, new guidelines, directives, policies or measures by governments, whether fiscal, tax, regulatory, environmental or other competitive changes, may lead to an increase in additional or unplanned operating expenses and capital expenditures, increase in market capacity may adversely affect the Company's businesses, financial conditions, results of operations or growth prospects.

Changes in interest rates may affect our profitability and results of operations
Changes in interest rates affect our financing costs and, ultimately, our results of operations. We cannot assure you that mortgage rates will not fluctuate or that they will not increase. We cannot assure you that banks or other financial institutions from which we borrow will not raise lending

rates for financing the Company in the future. Any increase in these rates will increase our financing cost and could materially and adversely affect our business, financial condition and results of operations.

We may be materially and adversely affected if we fail to fulfill our obligations in financing arrangements, which expose us to the possibility of foreclosure

If we default on any financing repayment or otherwise breach the relevant trust or other financing agreement, we may be subject to litigation, our reputation may be damaged and we may have difficulties in raising further funds at our expected costs. Mortgage debt obligations expose us to the possibility of foreclosure, which could result in the loss of our investment in a property or group of properties subject to mortgage debt. Incurring mortgage and other debt obligations increases our risk of property losses because defaults on indebtedness secured by properties may result in foreclosure actions initiated by lenders and ultimately our loss of the property securing any loans for which we are in default.

Our results of operations may be materially and adversely affected by the rising cost of construction materials and labor

Prices for construction materials and wages for construction may increase in the future. We procure construction materials through our external contractors or by ourselves. We expect labor costs to continue to increase in the foreseeable future. Increases in the cost of construction materials and labor will likely prompt our contractors to increase their fee quotes for our new property development or renovation projects. The rising cost of construction materials and labor and our inability to pass cost increases on to our customers may adversely affect our results of operations.

We may not generate sufficient cash flow to pay our anticipated operating expenses and to service our debts

Our ability to generate sufficient cash to satisfy our future debt obligations will depend upon our future operating performance, which will be affected by, among other things, prevailing economic conditions, monetary policies, the demand for properties in the regions we operate and other factors, many of which are beyond our control. We may not generate sufficient cash flow to pay our anticipated operating expenses and to service our debts, in which case we will be forced to adopt an alternative strategy that may include actions such as reducing or delaying capital expenditures, disposing of our assets, restructuring or refinancing our indebtedness or seeking equity capital. These strategies may not be implemented on satisfactory terms, or at all, and, even when implemented, may result in an adverse effect on our business, financial condition and results of operations.

We may not be able to successfully manage our growth

We plan to expand our property investment business and intend to continue to do so through further acquisitions of properties as and when suitable opportunities arise. Any future expansion may strain our managerial, operational and financial resources. We will need to manage our growth effectively, which may require additional efforts in implementing adequate controls and management systems in a timely and effective manner. In managing our costs, there may be instances whereby the actual expenses incurred may exceed our original estimate due to unexpected delay or additional resources required. This may adversely affect our results of operations and our financial condition. We cannot assure you that we will be successful in managing our growth or in integrating and assimilating any acquired business with our existing operations. In order to fund our ongoing operations and our future growth, we also require sufficient internal sources of liquidity or access to additional funding from external sources. Additionally, we may be required to manage relationships with a greater number of tenants, sales agents, property managers, lenders and other third parties. We cannot assure you that we will not experience issues such as capital constraints, transaction delays, compliance errors to manage and operate the expanded business. We also cannot assure you that our expansion plans will not adversely affect our existing operations and thereby have a material adverse effect on our results of operations, financial condition and business prospects.

We may not be able to retain existing tenants or attract new tenants
Our investment properties compete for tenants with other properties on, amongst other things, location, quality, maintenance, property management, rent levels and lease terms. We cannot assure you that existing or prospective tenants will not choose other properties. Any future increase in the supply of properties which compete with ours would increase the competition for tenants and as a result we may have to reduce our rent or incur additional costs to attract tenants. If we are not able to retain our existing tenants or attract new tenants to replace those that leave or to lease our new properties, our occupancy rates may decline. This in turn could have a material adverse effect on our business, results of operations and financial position.

Our insurance may not cover every potential loss and claim
Our insurance policies may not cover all eventualities or payments by our insurers may not fully compensate us for all potential losses, damages or liabilities relating to our properties or our business operations. Further, our insurers may otherwise find themselves financially unable to meet claims. In addition, there are certain types of losses for which full insurance coverage is not generally available on commercial terms acceptable to us, or at all. Examples of these include insurance against losses suffered due to business interruption, earthquake, flooding or other natural disasters, war or civil disorder. Therefore, there may be instances when we will have to bear losses, damages and liabilities because of our lack or insufficiency of insurance coverage. If we suffer any losses, damages or liabilities in the course of our business operations arising from events for which we do not have any or adequate insurance cover, we may not have sufficient funds to cover such losses, damages or liabilities or to reinstate any properties which may be damaged or destroyed. In addition, any payment we make to cover any losses, damages or liabilities could have a material adverse effect on our business, results of operations and financial position.

We may be involved in disputes, legal and other proceedings arising out of our operations from time to time and may face significant liabilities
We may be involved in disputes arising out of the leasing, sale or purchase of our properties with tenants, residents, residents of surrounding areas or other parties. These disputes may lead to protests, legal or other proceedings and may damage our reputation and divert our resources and management's attention. Significant costs may have to be incurred in settling such disputes or defending ourselves in such proceedings. If we are not successful in defending ourselves in such proceedings, we may be liable for damages, the amount of which may be significant. In addition, we may have disagreements with regulatory bodies in the course of our operations, which may subject

us to administrative proceedings or unfavourable decrees that may result in liabilities and cause other material adverse effects on our business, results of operations and financial position.

The principal security holders have substantial control over the Company and their interests may not be aligned with the interests of the other Shareholders

The interests of the principal security holders, as identified in Question 6 may differ from the interests of other Shareholders and they are free to exercise their votes according to their interests. To the extent the interests of the Controlling Shareholders are not aligned with the interests of other Shareholders, the interests of other Shareholders may be disadvantaged and harmed.

There is no existing market for the Shares in the public and their market price and liquidity may fluctuate

There was no public market for the Shares. Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell or even losing your entire investment.

Shareholders' interests in the Company's share capital may be diluted in the future

In order to expand our business, we may consider offering and issuing additional Securities in the future, which may result in a dilution in our net tangible book value or earnings per Units.

Our profitability and results of operations are affected by the continued success of our business model

Our success is dependent on our management, operational and capital resources, development and operational expertise, technical know-how, our knowledge of relevant industries and the needs of our targeted customers. The continued success of our business model depends on our ability to proactively conduct market research and gain foresight to understand our customers and tenants. We cannot assure you that there will not be any unfavorable changes in national or state market conditions which could adversely affect the demands of our customers and tenants. We may receive lower than anticipated demand for our properties due to our failure to accurately foresee national and local market development trends or the demands or preferences of our customers and to adjust our business model accordingly. Meanwhile, our competitors could develop and offer new properties that are comparable or superior to our properties or adapt more quickly and successfully to evolving industry trends, market conditions and customer and tenant requirements. As a result, our market share, business, financial condition, results of operations and prospects may be materially and adversely affected.

Appendix D - FINANCIAL STATEMENTS AND REVIEW REPORT

SKYWIDE REAL ESTATE INTERNATIONAL LLC

REVIEWED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2020

SKYWIDE REAL ESTATE INTERNATIONAL LLC

CONTENTS

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

Shareholders
Skywide Real Estate International LLC
Philadelphia, PA

We have reviewed the accompanying financial statements of the Skywide Real Estate International LLC, which comprise of the balance sheet as of December 31, 2020, and the related statement of operations and member's equity and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Managements' Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review we are not aware of any material modifications that should be made to the accompanying 2020 financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Maureen Humpl CPA MST
Maureen Humpl CPA MST

Holland, PA
April 23, 2021

SKYWIDE REAL ESTATE INTERNATIONAL LLC

BALANCE SHEET

December 31, 2020 (UNAUDITED)

	2020
Assets	
Current Assets	
Cash and cash equivalents	$ 2,112
Total Current Assets	2,112
Investments in Real Estate	
Real Estate	44,000
Property and Equipment, Net	44,000
Other Assets	
Loan receivable	30,408
Total Other Assets	30,408
Total Assets	$ 76,520
Liabilities and Stockholders' Equity	
Total Liabilities	$ -
Stockholders' Equity	
Non-voting Membership Units	114,400
Voting Membership Units	37,500
Retained earnings	(75,380)
	76,520
Total Stockholders' Equity	76,520
Total Liabilities and Stockholders' Equity	$ 76,520

See accompanying notes and independent accountants' review report.

SKYWIDE REAL ESTATE INTERNATIONAL LLC

STATEMENT OF OPERATIONS

For the period June 24, 2020 (inception) to December 31, 2020 (UNAUDITED)

	2020
Net Sales	$ -
Cost of Good Sold	71,395
Gross Profit	(71,395)
Operating Expenses	3,985
Total Operating Expenses	3,985
Net Income	(75,380)

See accompanying notes and independent accountants' review report.

SKYWIDE REAL ESTATE INTERNATIONAL LLC

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the period June 24, 2020 (inception) to December 31, 2020 (UNAUDITED)

	MEMBERSHIP UNITS			ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
	CLASS (A)	CLASS (B)	CLASS (D)			
Balance - January 1, 2020	$ --	$ --	$ --	$ -	$ -	$ -
Unit Issued	$ 37,500	$ 82,000	$ 32,400	$ -	$ -	$ 151,900
Net Income	--	--	--	--	(75,380)	(75,380)
Balance - December 31, 2020	$ 37,500	$ 82,000	$ 32,400	$ -	$ (75,380)	$ 76,520

See accompanying notes and independent accountants' review report.

4

SKYWIDE REAL ESTATE INTERNATIONAL LLC

STATEMENT OF CASH FLOWS

For the period June 24, 2020 (inception) to December 31, 2020 (UNAUDITED)

	2020
Cash Flows from Operating Activities	
Net loss	$ (75,380)
Adjustments to reconcile net income to	
net cash provided by (used in) operating activities:	
Changes in operating assets and liabilities:	
Loan receivable other	(30,408)
Net Cash Provided by (Used in) Operating Activities	(105,788)
Cash Flows from Investing Activities	
Purchase of investment property	(44,000)
Net Cash (Used in) Provided by Investing Activities	(44,000)
Cash Flows from Financing Activities	
Issuance of voting Membership Units	37,500
Issuance of non-voting Membership Units	114,400
Net Cash Provided by (Used in) Financing Activities	151,900
Net Increase in Cash and Cash Equivalents	$ 2,112
Cash and Cash Equivalents - Beginning	$ -
Cash and Cash Equivalents - Ending	$ 2,112

See accompanying notes and independent accountants' review report.

SKYWIDE REAL ESTATE INTERNATIONAL LLC

SCHEDULE OF OPERATING EXPENSES

For the period June 24, 2020 (inception) to December 31, 2020 (UNAUDITED)

	2020
Operating Expenses	
Bank charges	$ 31
Fees	2,205
Insurance	1,066
Trash removal	683
Total Operating Expenses	$ 3,985

See independent accountants' review report.

6

SKYWIDE REAL ESTATE INTERNATIONAL LLC

SCHEDULE OF COST OF GOODS SOLD

For the period June 24, 2020 (inception) to December 31, 2020 (UNAUDITED)

	2020
Operating Expenses	
Materials	56,728
Labor	14,182
Licenses	40
Equipment rental	197
Utilities	248
Total Cost of Goods Sold	$ 71,395

See independent accountants' review report.

7

BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS AND BUSINESS PRESENTATION

Skywide Real Estate International LLC (the "Company") was formed June 24, 2020 ("Inception") in the State of Pennsylvania. The financial statements of Skywide Real Estate International LLC are prepared in accordance with the accounting principles generally accepted in the United States of America ("U.S. GAAP"). The company's headquarters are located in Pennsylvania.

The Company is a real estate investment and development company established to explore real estate investment opportunities in the Pennsylvania region. The Company's principal activities include property development, investment, serviced suite operation, property and project management.

CASH AND EQUIVALENTS

For the purpose of the statements of cash flows, the Company considers money market funds, government agency securities, certificates of deposits and all other highly liquid investments purchased with a maturity of six months or less, to be cash equivalents.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RISKS AND UNCERTAINITIES

The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal government policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions, such as a change in the real estate environment. These unforeseen conditions could affect the Company's financial condition and the results of its operations.

ACCOUNTING METHOD

The Company's financial statements are prepared using the accrual basis of accounting.

INCOME TAXES

The Company is taxes as an LLC, disregarded entity. The Company files income tax returns in the U.S. and Pennsylvania.

SUBSEQUENT EVENTS

Management has evaluated subsequent events through April 23, 2021, the date on which the financial statements were available to be issued. There have been no other events or transactions during this time which would have a material effect on these financial statements.